SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 17, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Publicly-held Company

NOTICE TO THE MARKET

On November 16, 2015, we received Bovespa Official Letter 3433/2015-SAE with the consultation transcribed below:

“The article published on Valor Econômico newspaper on November 16, 2015, includes, among other information, the following content:

✓ The company expects Ebitda, which was R$853 million between July and September, to return to the level of R$1 billion in the next balance sheet;

✓ At the end of this quarter, leverage, measured by the net debt/Ebitda ratio, will be reduced;

✓ The Ebitda margin from mining operations, which was 42%, may reach 50% at the close of the current quarter.

We did not identify this information on the documents sent by the company through the Empresas.NET system. In case of contradiction, please inform the document and pages containing such information and the date and time when they were sent”.

About the abovementioned, we clarify the following:

•        On November 13, 2015, the Company held a conference call to disclose its results for the third quarter of 2015 (“Conference Call”) when these statements, among other information, were made based on Management’s estimates.

•        The Conference Call had its schedule previously announced and the event was open to the market in general and broadcasted live on the internet (webcast), with wide participation of investors and analysts.

•        Both presentation and full content of the Conference Call audio are available on CSN's Investor Relations website (www.csn.com.br/ir), on the “Webcast 3Q15” section.

•        At the beginning of the Conference Call, the announcement below regarding potential comments from Management was made:

Certain statements made during the conference call regarding CSN’s future performance, estimates and operating and financial goals are based on the beliefs and assumptions of the Company’s management, and on information currently available to the Company.  Forward-looking statements are not a guarantee of performance.  They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future.  Investors should understand that general economic conditions, industry conditions and other operating factors could also affect CSN’s future results and could cause results to differ materially from those expressed in such forward-looking statements”.

We are at your disposal for any further clarifications deemed necessary.

São Paulo, November 17, 2015.

______________________________________________________

Gustavo Henrique Santos de Sousa

Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 17, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.